12013573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2012
Washington DC
122

SEC FILE NUMBER
8-66011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Keystone Equities Group, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1003 Egypt Road - PO Box 1155
(No. and Street)

Oaks	Pennsylvania	19456-1155
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William B. Fretz, Jr. — 610-415-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

1800 JFK Boulevard	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CITRINCOOPERMAN

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
DECEMBER 31, 2011

Table of Contents

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Partners
The Keystone Equities Group, LP

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (a limited partnership) (the "Partnership") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Keystone Equities Group, LP as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 29, 2012

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	66,824
Deposit with clearing organization		50,005
Prepaid expenses		558
TOTAL ASSETS	$	117,387

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable	$	42,582
Due to affiliate		1,600
Total liabilities		44,182
Commitments and contingencies (Notes 6, 7 and 8)		
Partners' capital		73,205
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	117,387

See accompanying notes to statement of financial condition.

NOTE 1. BUSINESS ACTIVITY

The Keystone Equities Group, LP (the "Partnership"), a Pennsylvania limited partnership, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is licensed by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is owned by Keystone General Partners, Inc., the general partner and 1% owner, and Keystone Group Holdings, LP ("KGH"), the limited partner and 99% owner. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients, and strategic consulting services. The Partnership is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2. LIQUIDITY

The accompanying statement of financial condition has been prepared assuming that the Partnership will continue as a going concern. At December 31, 2011, the Partnership had working capital and partners' capital of $73,205.

The Partnership is dependent upon revenue growth from investment banking and strategic consulting services for clients to reach break-even cash flow from operations. KGH has committed to provide capital as needed to fund operating deficits prior to achieving break-even cash flow from operations or profitability, and to cure any net capital deficiencies.

The Partnership's management has taken certain steps to produce new sources of revenue and reduce operating expenses. The Partnership expects a profit from operations in 2012 as a result of these actions.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease term, including anticipated renewals, or their estimated useful lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment (continued)

Depreciation is provided using the straight-line and various accelerated methods over the estimated useful lives of the assets, which are as follows:

Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	7 years

Fair value measurements

Pursuant to the accounting guidance for fair value measurements and subsequent updates thereto, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Partnership considers the principal or most advantageous market in which it would transact, as well as assumptions that market participants would use when pricing the asset or liability.

Revenue recognition

Customer security transactions and the related commission income and expenses are recorded on a trade-date basis as securities transactions occur. The Partnership earns fees as a placement agent for client securities. Cash placement fees earned as a placement agent for client securities are recognized upon the sale of client securities.

Other income includes fees from strategic consulting services. Fees from strategic consulting services are recognized when services are performed and collectibility is probable.

Income taxes

The Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

Uncertain tax positions

The Partnership follows accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain tax positions (continued)

As of December 31, 2011, the Partnership had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Partnership had no interest and penalties related to income taxes.

The Partnership files income tax returns in the U.S. federal jurisdiction and in the state of Pennsylvania. With few exceptions, the Partnership is no longer subject to U.S. federal and state tax examinations by taxing authorities for years before 2008.

Subsequent events

The Partnership evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Partnership did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

At December 31, 2011, the Partnership is engaged in providing business consulting services to a limited clientele. The Partnership used one clearing broker for all of its business during 2011 and terminated this relationship in 2012. The Partnership permits the clearing broker to extend credit to its clients, which is secured by cash and securities in the client's account. The Partnership's exposure to credit risk associated with the non-performance by its clients and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the clients and counterparties to satisfy their obligations to the Partnership. The Partnership has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Partnership's clients. It is the Partnership's policy to review, as necessary, the credit standing of its clients and any counterparty. The Partnership does not believe it is exposed to significant risk for non-performance by its clients or counterparties.

Financial instruments that potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and deposits. Balances with the clearing broker were insured to their full amount.

In addition to balances maintained with the clearing broker, the Partnership places its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with major financial institutions and limits the amount of credit exposure with any one institution. The Partnership does not believe it is exposed to any significant credit risks for its financial instruments.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Computers	$	50,620
Office equipment		20,949
Furniture and fixtures		7,000
Leasehold improvements		152,314
		230,883
Less: accumulated depreciation and amortization		(230,883)
Property and equipment, net	$	-

NOTE 6. RELATED PARTY TRANSACTIONS

On September 1, 2010, the Partnership entered into an agreement with 1003 Egypt Road Associates, LP ("1003 Egypt Road"), an affiliate related to the Partnership by common ownership, to lease office space for $6,800 per month for 60 months. On January 1, 2011, the lease was amended to reduce the monthly payment to $3,500. On November 1, 2011, the lease was amended to reduce the monthly payment to $100. Additionally, effective November 1, 2011, the Partnership and 1003 Egypt Road modified the lease to transfer most of the Partnership's obligations under the lease to KGH (the "Assignment"). In connection with the Assignment, $62,200 of unpaid rent owed to 1003 Egypt Road for the period from September 1, 2010 through October 31, 2011, was assigned to KGH. The unpaid rent of $62,200 was recorded as capital contributions during the year ended December 31, 2011.

At December 31, 2011, the Partnership owed $1,600 to KGH for unpaid rent, which is included in "due to affiliate" in the accompanying statement of financial condition.

Amounts totaling $1,650 due to KGH were converted to capital during the year ended December 31, 2011.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Operating lease

The Partnership leases office equipment under a noncancelable operating lease that expires in November 2013. The following are future minimum lease payments under this operating lease agreement in the aggregate as of December 31, 2011:

Year ending December 31:		
2012	$	3,228
2013		2,690
	$	5,918

NOTE 8. LEGAL AND REGULATORY MATTERS

A third party commenced litigation against the Partnership and its affiliate, Covenant Partners, LP ("Covenant"), and the president and an executive director of the Partnership, related to $195,321 in unpaid legal fees. The president and executive director of the Partnership are principals of the general partner of Covenant. In September 2011, the Partnership and Covenant executed a hold harmless agreement under which Covenant released the Partnership from any liability related to the unpaid fees, the majority of which relate to Covenant. Based on the progress of the matter to date, the outcome of the matter cannot currently be predicted. Accordingly, no amounts have been accrued in the accompanying financial statements with respect to this matter.

The Partnership is subject to various other legal proceedings from time to time in the ordinary course of business. Although the amount of any liability resulting from such legal proceedings cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Partnership's financial condition or results of operations.

The Partnership is subject to various regulatory proceedings arising during the ordinary course of operations. As part of its normal regulatory practice, FINRA has conducted ongoing examinations of the Partnership, which resulted in various exception findings. In addition, as discussed in greater detail in Note 9, the Partnership was not in compliance with certain net capital requirements during 2011. Management anticipates responding to the exception findings and believes that the ultimate resolution of these matters will not significantly impact the Partnership's operations or have a material adverse effect on the Partnership's statement of financial condition.

NOTE 9. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2011, the Partnership had net capital of $22,642, which exceeded the Partnership's minimum net capital requirement of $5,000. The Partnership's percentage of aggregate indebtedness to net capital was 195.1% at December 31, 2011.

During 2011, the Partnership made notification to regulatory authorities of a net capital deficiency. This notification, however, was not made timely pursuant to SEC Rule 17a-11. On November 1, 2011, the net capital deficiency was alleviated by restructuring the Partnership's lease agreement with a related party (see Note 6).